Suite 3120 - 666 Burrard Street,
Vancouver, British Columbia
Canada  V6C 2X8
Tel:  (604) 687-6600
Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932
Email:  info@aurizon.com
Web Site:  www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Amex: – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 24 - 2009

December 1, 2009
FOR IMMEDIATE RELEASE

AURIZON INTERSECTS 12.5 GRAMS OF GOLD PER TONNE OVER 11 METRES AT CASA BERARDI CONFIRMING CONTINUITY OF ZONE 120

Aurizon Mines Ltd. (TSX: ARZ; NYSE Amex: AZK) is pleased to report further results from the current  exploration drilling along the recently completed exploration drift, on the 810 metre level, at its Casa Berardi Mine, in north-western Quebec.

The priority of the current program is to delineate inferred mineral resources and transfer those resources to the indicated category by closer-spaced drilling.  Part of the current program is focussed along Zone 120, located between a vertical depth of approximately 650 and 1,100 metres, approximately 650 metres east of the West Mine production shaft.  Since the results announced on September 1, 2009, a section totalling thirteen (13) holes at an average spacing of 25 to 50 metres has been completed, to cover most of the inferred resources block.  Holes were collared from the 810 metre level exploration drift.

The results from these new holes confirm the continuity of the mineralization encountered in previous holes and confirms thicknesses over 20 metres in the zone, as in hole CBP-0073 which intersected 8.1 grams per tonne over 24 metres (true thickness).  The best results were as follows:

		Mineralized Intersections
Hole	East	From	To	Gold grade	True width
	(metres)	(metres)	(metres)	(grams/tonne)	(metres)
CBP-0071	12,050 E	183.3	217.8	6.5	30.0
CBP-0073	12,025 E	147.5	172.7	8.1	24.0
CBP-0103	12,100 E	276.7	293	12.5	11.0

The mineralized corridor identified in this area by previous surface and underground drilling programs (see Aurizon news releases dated November 10, 2006 and September 1, 2009) is approximately 400 metres wide and follows a moderate westward plunge.  The mineralized veins, which are several metres wide, stockworks, and sulphide-bearing structures fill the contact between folded competent rock units, such as conglomerate, and the Casa Berardi Fault.

"These new holes confirm the continuity in thickness and grade of the Zone and indicate an excellent potential to extend the known mineralized limits further to the east and up dip toward the Principal Zone’’, said Jeannot Boutin P. Eng., Mine Geology Superintendant."

Outlook

A drilling budget of $15 million for infill and exploration purposes was approved for this year to complete 40,000 metres of underground and surface drilling and 1,900 metres of underground drift access.  Eleven (11) rigs are active on the property.  The new results will be integrated into a new mineral resources estimate on Zone 120, as of December 31, 2009.  Drilling will continue from the 810 metre level exploration drift to infill the current resources outline and to test possible lateral and down dip extensions of the gold mineralization.

Quality Control

Core assays are performed on core sawed in half, with standard fire assay procedures and atomic absorption finish. Certified reference material, duplicate and blanks are inserted in the sample sequence for quality control.  Assay checking on pulp and coarse reject are carried out on approximately 5% of samples. Additional information on Quality Assurance and Quality Control ("QA/QC") can be found in the "Technical Report on the Casa Berardi Mine," dated February 9, 2009, which can be found under Aurizon's profile on www.sedar.com.  Primary exploration assaying was performed at the mine site laboratory and at Swastika lab in Ontario. The QA/QC program is performed at ALS Chemex lab in Val-d'Or.

Drill hole planning, implementation and the quality control program is supervised by Jeannot Boutin, P.Eng, Mining Geology Superintendant, an appropriately qualified person as defined by National Instrument 43-101. Mr. Boutin is also responsible for the scientific and technical information in this news release.

Additional Information

One sketch is attached showing the Casa Berardi mine. All other information previously released, together with all technical reports on Casa Berardi are available on the Aurizon website at www.aurizon.com.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact AURIZON MINES LTD.
David P. Hall, President and C.E.O. Telephone 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932 Web Site: www.aurizon.com; Email: info@aurizon.com
or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com
Media: Valerie Lacasse : vlacasse@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

Forward Looking Statements and Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this news release is made as of the date of this news release.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.  Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effects of drill results on the Casa Berardi project, estimated mineral reserves and timing and expectations of future development, exploration, mineral reserve and mineral resource estimates, and work programs.  Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral reserve and resource estimates, the key assumptions and parameters on which such estimates are based, as set out in the technical report for the property,  that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable,  that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labour dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral reserves and resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of unexpected variations in mineral reserves and resources, grade or recover rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the  securities commission of all of the provinces and territories of Canada  and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS AND INVESTORS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Readers and Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred mineral resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release may use the term “indicated” mineral resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. readers and investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release may also use the term "inferred” mineral resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers and investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Zone 120

Hole	East (metres)	From (metres)	To (metres)	Length along the hole (metres)	Gold Grade (grams/tonne)	True width (metres)
	(m)	(m)	(m)	(m)	Au g/t	(m)
CBP-0070	12050	145	153	8	5.6	8.1
CBP-0071	12050	183	218	35	6.5	30.0
CBP-0072	12050	272	283	10	4.2	7.5
CBP-0073	12000	148	173	25	8.1	24.0
CBP-0074	12000	250	254	5	5.4	4.0
CBP-0075	12050	301	304	3	3.8	3.0
CBP-0077	12000	234	245	11	5.2	7.5
CBP-0078	12050	Assays pending
CBP-0101	12100	272	298	25	7.6	12.0
CBP-0103	12100	277	293	16	12.5	11.0

Holes with an intercept lower than 3 g/t or a metal factor (grade x width) lower than 10 are CBP-0059, CBP-0060,  and CBP-0076.

CASA BERARDI MINE
Composite Longitudinal Section
4 km
W
E
West Mine & 113 Area
118-123 & Principal Area
East Mine Area
INTER
NW
111
SW
4600m
109
LI
104
115
117S
118
123S
4200m
113
3800m
10400E
12000E
13600E
15200E
P. Crown Pillar
P. Underground
E. Crown Pillar
E. Underground
CHERTY
160
-400m
-800m
0
0.5 km
4400m
4200m
4000m
118
Exploration Drift
Zone 118 -120
Indicated Resources : 52,000 oz
Inferred Resources : 182,500oz
(as defined December 31, 2008)
5.6/8.1
8.1/24.0
6.5/30.0
5.2/7.5
4.2/7.5
5.4/4.0
3.8/3.0
16.8/5.3
7.7/9.0
12.5/11.0
7.6/12.0
7.4/12.0
inc. 18.9/4.0
3.0/7.2
Section 12050E
12000E
12400E
0
100m
Proven & Probable Reserves
Measured & Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
Proposed Development
Drill hole
New hole reported
Assays pending
Previous hole reported
(Sept. 01, 2009 & April 19, 2006)
2.4/15.0 = g/t Au/m (true width)
= intercept lower than 3g/t or metal factor (g/t x m) lower than 10
AURIZON
MINES LTD.
CASA BERARDI GOLD MINE
(Quebec)
Follow up drilling along
Zones 118-120
Composite Longitudinal Section
December 1, 2009

Reference News Release Issue: No. 24-2009